UNITED STATESS SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Mail Stop 4561

December 19, 2017

Mr. Tan Chee Hong
Chief Executive Officer

Inbit Corp.

L9-02, Level 9, Brem Mall

Jalan Jambu Mawar, Off Jalan Kepong

52000 Kuala Lumpur, Malaysia

Re:	Inbit Corp.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
File No. 333-209497

Dear Mr. Tan Chee Hong:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief Office of Information Technologies and Services